Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Dated November 10, 2025
Relating to Prospectus Dated June 15, 2023
Registration Statement No. 333-272540

Precision Biosciences, Inc.
Common Stock
Pre-Funded Warrants to purchase Common Stock
Warrants to Purchase Common Stock

This free writing prospectus relates only to the offering by Precision Biosciences, Inc. (“we,” “us,” “our,” “the Company” and “Precision”) of shares of common stock and accompanying warrants to purchase shares of our common stock and/or in lieu of shares of common stock and accompanying warrants to certain investors, pre-funded warrants to purchase shares of common stock and accompanying warrants to purchase shares of our common stock (the “Offering”) described below and should be read together with the prospectus dated June 15, 2023 (the “Prospectus”) included in the Company’s Registration Statement on Form S-3 (File No. 333-272540), including the documents incorporated by reference therein (the “Registration Statement”). This free writing prospectus supplements the Prospectus primarily to (i) reflect the terms of certain pre-funded warrants, warrants, and the shares of common stock issuable upon the exercise of such pre-funded warrants and/or warrants, being offered by the Company and (ii) disclose a recent development regarding the Company that may be relevant to investors participating in the Offering. Except as otherwise indicated, all information in this free writing prospectus and the Prospectus assumes no exercise of outstanding options or warrants.

This free writing prospectus is qualified in its entirety by reference to the Prospectus, including the documents incorporated by reference therein. Financial information and other information presented in the Prospectus or incorporated by reference therein is deemed to have changed to the extent affected by the changes described herein. This free writing prospectus should be read together with the Prospectus, including the documents incorporated by reference therein, before making a decision in connection with an investment in the securities. Capitalized but not defined terms used in this free writing prospectus have the meanings given to them in the Prospectus.

The Company has filed the Registration Statement (including the Prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the Offering to which this communication relates. Before you invest, you should read the Prospectus in that Registration Statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the Offering. Copies of the final prospectus supplement for the Offering may be obtained, when available, for free by visiting EDGAR on the SEC website at www.sec.gov or by contacting Guggenheim Securities, LLC, Attention: Equity Syndicate Department, 330 Madison Avenue, New York, New York 10017, by telephone at (212) 518-9544, or by email at GSEquityProspectusDelivery@guggenheimpartners.com.

Issuer:	Precision Biosciences, Inc.

Common stock offered by us:	shares.

Pre-Funded Warrants offered by us:
We are also offering, in lieu of shares of our common stock to certain investors, pre-funded warrants to purchase up to shares of our common stock. The purchase price of each pre-funded warrant is equal to the price per share of our common stock at which the shares of our common stock are being sold in this Offering, minus $0.000005, the exercise price of each pre-funded warrant. Each pre-funded warrant will be exercisable from the date of issuance until fully exercised, subject to an ownership limitation.

Warrants offered by us:	Each share of our common stock and pre-funded warrant is being sold together with a warrant to purchase up to shares of our common stock. Each warrant will have an exercise price of $ per share, will be exercisable commencing on the date of issuance and will expire on the fifth anniversary of the date of issuance.

Listing:	Shares of our common stock are listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “DTIL.” We do not intend to list the pre-funded warrants or the warrants on Nasdaq or any other national securities exchange or nationally recognized trading system. Without an active market, the liquidity of the pre-funded warrants and warrants will be limited.

Recent Development

On November 10, 2025, the company issued a press release announcing a late-breaking oral presentation at the American Association for the Study of Liver Diseases (AASLD) The Liver Meeting® 2025. The presentation includes data from the ongoing ELIMINATE-B Phase 1 study evaluating PBGENE-HBV, an in vivo gene editing therapy designed to eliminate cccDNA, the root cause of chronic Hepatitis B, and inactivate integrated HBV DNA.
As of the October 31, 2025 data cutoff date, nine evaluable patients have been dosed across three ascending cohorts (0.2, 0.4, and 0.8 mg/kg), with a total of 22 administered doses. Key clinical findings from the late-breaking presentation include:

•Consistent antiviral activity across all treated patients regardless of baseline HBsAg

Every participant receiving PBGENE-HBV exhibited measurable reductions in hepatitis B surface antigen (“HBsAg”) following treatment, confirming on-target antiviral effects across all dose levels. Importantly, consistent levels of antiviral activity were observed in patients regardless of baseline HBsAg levels ranging from 370 to 11,813 IU/mL, with no upper limit in the study. The magnitude and persistence of these declines increased with higher doses, providing evidence of cumulative antiviral activity from pre-planned repeat administrations without cumulative toxicities.

•Durable HBsAg reductions sustained over time

In Cohort 1 (0.2 mg/kg), there was evidence of antiviral activity in all three patients with one patient showing a durable ~50% reduction in HBsAg 9 months after the initial dose of PBGENE-HBV and holding. In Cohort 2 (0.4 mg/kg), all three patients achieved durable HBsAg declines that were maintained for 8 weeks after the first administration and continue to show durable suppression following the third dose administration with HBsAg reductions up to 66%.

•Demonstrated dose-dependent antiviral activity

Cohort 3 (0.8 mg/kg) demonstrated further dose-responsive antiviral effects, with all three patients showing early (2 weeks) HBsAg reductions following the first dose, with additional administrations still planned to decrease HBsAg. One patient has received two administrations with a deepening response following the second dose, as evidenced by a 64% decrease in HBsAg without increases in HBsAg levels between dose administrations as was observed in lower dose cohorts. With all participants in Cohort 3 achieving substantially reduced HBsAg levels, as low as 188 IU/mL there is an emerging path to potentially stopping nucleos(t)ide analogs and testing for cure following additional planned administrations of PBGENE-HBV at this dose level.

•Biopsy evidence of direct HBV DNA editing

Unlike existing therapies, PBGENE-HBV is designed to target the source of viral infection by directly eliminating cccDNA and inactivating integrated HBV DNA. This approach has the potential to permanently halt viral transcription and silence antigen production, with the goal of achieving complete cccDNA eradication and cure.

A paired liver biopsy from Patient 5 (part of Cohort 2) confirmed the presence of ARCUS-mediated gene editing events within viral DNA, marking the first direct molecular evidence of HBV viral gene editing in humans. Following two administrations at 0.4 mg/kg, this patient’s biopsy showed promising evidence of viral DNA editing by inactivation with insertion/deletion (indel) edits in viral DNA, further supporting the observed clinical antiviral effects and the PBGENE-HBV mechanism of cccDNA elimination and integrated HBV DNA inactivation. Continuing reductions of HBsAg were observed after the biopsy was taken due to the third dose of PBGENE-HBV, suggesting cumulative gene editing of the viral genome.

•Favorable safety and tolerability profile

PBGENE-HBV was well tolerated across all cohorts, with no observed dose-limiting toxicities. Adverse events were transient and generally resolved within 12 hours. Transient infusion-related reactions resolved without intervention and were deemed not dose-limiting by the independent data safety monitoring committee. Platelet fluctuations were transient and asymptomatic.

•Stable liver enzyme laboratory values across repeat administrations

Transient elevations in alanine aminotransferase (ALT) and aspartate aminotransferase (AST) which resolved within days of the infusion were observed shortly after dose administrations of PBGENE-HBV across all dose levels. Transaminase elevations were transient with no associated changes in bilirubin and no evidence of liver dysfunction. There was one case of reversible Grade 3 AST elevation without any associated bilirubin elevation that resolved within 3 days. The data were reviewed by the independent data monitoring committee and an independent liver safety committee, an expert group of global hepatologists, and deemed not dose-limiting. Collectively, these findings support the potential tolerability and hepatic safety for repeat administrations to drive antiviral responses.
The Company expects to complete all administrations in Cohort 3 and finalize in the first quarter of 2026. The Company can test for a cure by stopping nucleos(t)ide analogues when HBsAg becomes undetectable or as HBsAg values approach undetectable on a sustained basis. In parallel, other cohorts are planned including one to evaluate a 4-week dosing interval between administrations in addition to the current 8-week intervals in Cohorts 1-3, enabled by a predictable and manageable safety profile of PBGENE thus far.

After identifying the dose and schedule that allows for stopping of nucleos(t)ide analogue therapy, the Company expects to advance PBGENE-HBV into the Part 2 expansion phase of the ELIMINATE-B study. The goal in Part 2 is to evaluate the optimized dose regimen in a larger number of patients for safety and efficacy. Paired biopsies are expected to be conducted in all patients in Part 2 in order to provide robust biologic evidence of gene editing at the root viral source of the disease and cccDNA elimination.

Risk Factors

There is no public market for the warrants and pre-funded warrants being offered in this Offering.

There is no established public trading market for the warrants and pre-funded warrants being offered in this Offering, and we do not expect a market to develop. In addition, we do not intend to apply to list these warrants or pre-funded warrants on any securities exchange or nationally recognized trading system, including Nasdaq. Without an active market, the liquidity of these warrants and pre-funded warrants will be limited.

If we do not maintain a current and effective registration statement or resale registration statement registering the shares of common stock issuable upon exercise of the warrants and pre-funded warrants, public holders will be able to exercise such warrants and pre-funded warrants on a “cashless basis.”

If a registration statement registering the shares of common stock issuable upon exercise of the warrants and pre-funded warrants under the Securities Act of 1933, as amended (the “Securities Act”) is not effective or available at the time that holders wish to exercise such warrants and pre-funded warrants, holders will be able to exercise the warrants and pre-funded warrants on a “cashless basis.” As a result, the number of shares of common stock that holders will receive upon exercise of the warrants and pre-funded warrants will be fewer than it would have been had such holders exercised their warrants and pre-funded warrants for cash.

The warrants being offered may not have value.

The warrants being offered by us in this Offering have an exercise price of $ per share of common stock. The warrants are subject to certain adjustments and expire five years from the date of issuance, after which date any unexercised warrants will expire and have no further value. In the event that the market price of our common stock does not exceed the exercise price of the warrants during the period when they are exercisable, the warrants may not have any value.

We may not receive any additional funds upon the exercise of the warrants and pre-funded warrants being offered.

In certain limited circumstances, each warrant and pre-funded warrant may be exercised by way of a cashless exercise, meaning that the holder may not pay a cash purchase price upon exercise, but instead would receive upon such exercise the net number of shares of our common stock determined according to the applicable formula set forth in each of the warrant and pre-funded warrant. Accordingly, we may not receive any additional funds upon the cashless exercise of the warrants and pre-funded warrants or if the warrants altogether are not exercised at all.

Holders of warrants and pre-funded warrants purchased in this Offering will have no rights as common stockholders until such holders exercise their warrants and pre-funded warrants and acquire our common stock.

Until holders of the warrants and pre-funded warrants acquire shares of our common stock upon exercise of such warrants and pre-funded warrants, the holders will have no rights with respect to the shares of our common stock underlying such warrants and pre-funded warrants, such as voting rights or the rights to receive dividends. Upon exercise of the warrants and pre-funded warrants, the holders will be entitled to exercise the rights of a common stockholder only as to matters for which the record date occurs after the exercise.

Significant holders or beneficial holders of our common stock may not be permitted to exercise warrants and pre-funded warrants that they hold.

Holders of the warrants and pre-funded warrants will not be entitled to exercise any portion of any warrant which, upon giving effect to such exercise, would cause the aggregate number of shares of our common stock beneficially owned by the holder (together with its affiliates) to exceed a specified percentage of the number of shares of our common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants and pre-funded warrants. As a result, you may not be able to exercise your warrants and pre-funded warrants for shares of our common stock at a time when it would be financially beneficial for you to do so. In such circumstances, you could seek to sell your warrants and pre-funded warrants to realize value, but you may be unable to do so in the absence of an established trading market for the warrants.

Warrant and pre-funded warrant holders may be subject to tax if we make or fail to make certain adjustments to the conversion rate of the warrants and pre-funded warrants even though warrant holders do not receive a corresponding cash distribution.

The terms of each warrant and pre-funded warrant provide for an adjustment to the number of shares of our common stock for which the warrant and pre-funded warrant may be exercised or to the exercise price of the warrant and pre-funded warrant in certain events. An adjustment which has the effect of preventing dilution is generally not a taxable event. Nevertheless, holders of warrants and pre-funded warrants may be treated as receiving a constructive distribution from us if, for example, the adjustment increases the holder’s proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of shares of our common stock that would be obtained upon exercise or through a decrease in the exercise price of the warrants and pre-funded warrants), including as a result of a distribution of cash or other property, such as other securities, to the holders of our common stock, or as a result of the issuance of a stock dividend to holders of our common stock, in each case which is taxable to such holders as a distribution. In addition, the failure to provide for an adjustment (or to adequately adjust) to prevent dilution may also result in a constructive distribution. If you are a Non-U.S. Holder (as defined below) of a warrant or pre-funded warrant, any deemed dividend would be subject to U.S. federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable treaty, which may be withheld from or set off against subsequent deliveries of stock on the exercise of the warrants or pre-funded warrants by such Non-U.S. Holder or any proceeds of any subsequent sale, exchange or other disposition of such warrant or pre-funded warrant by such Non-U.S. Holder or other funds or assets of such Non-U.S. Holder.

Use of Proceeds

We estimate that the net proceeds to us from this Offering will be approximately $ million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and excluding any proceeds we may receive upon exercise of the pre-funded warrants or warrants being sold in this Offering. We cannot predict when or if these pre-funded warrants or warrants will be exercised. It is possible that these pre-funded warrants or warrants may never be exercised.

We intend to use the net proceeds of this Offering to fund ongoing and planned research and development, and for working capital and other general corporate purposes.
Description of Pre-Funded Warrants

The following is a summary of the material attributes and characteristics of the pre-funded warrants. The form of pre-funded warrants will be provided to the pre-funded warrant purchasers in this Offering and will be filed as an exhibit to a Current Report on Form 8-K with the SEC, in connection with this Offering. The following summary is subject in all respects to the provisions contained in the pre-funded warrants.

Term

The pre-funded warrants will not expire until they are fully exercised.

Exercisability

The pre-funded warrants are exercisable at any time after their original issuance. The pre-funded warrants will be exercisable, at the option of the holder, in whole or in part by delivering to us a duly executed exercise notice and by payment in full of the exercise price in immediately available funds for the number of shares of common stock purchased upon such exercise. As an alternative to payment in immediately available funds, the holder may, in its sole discretion, elect to exercise the pre-funded warrants through a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of our common stock determined according to the formula set forth in the pre-funded warrants. No fractional shares of our common stock will be issued in connection with the exercise of a pre-funded warrants. In lieu of fractional shares, we will, at our election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price (as defined in the pre-funded warrant) or round up to the next whole share.

Exercise Limitations

We may not effect the exercise of any pre-funded warrant, and a holder will not be entitled to exercise any portion of any pre-funded warrant to the extent that after giving effect to such exercise, the holder (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates) would beneficially own in excess of 4.99% (or, at the holder’s option upon issuance, 9.99%) of the number of shares of our common stock outstanding immediately after giving effect to the issuance of shares of common stock issuable upon exercise of such pre-funded warrant). A holder, upon notice to the Company, may increase or decrease the beneficial ownership limitation under the pre-funded warrant, provided that it in no event exceeds 19.99% of the number of shares of our common stock outstanding immediately after giving effect to the issuance of shares of common stock upon exercise of the pre-funded warrant. Any such increase in the percentage will not be effective until the 61st day after such notice is delivered to the Company.

Exercise Price

The exercise price of our shares of common stock purchasable upon the exercise of the pre-funded warrants is $0.000005 per share. The exercise price of the pre-funded warrants and the number of shares of common stock issuable upon exercise of the pre-funded warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our shares of common stock.

Adjustments

In addition to the adjustments described under “Exercise Price” above, if we grant, issue or sell any common stock equivalents or rights to purchase stock, warrants, securities or other property pro rata to all record holders of any class of shares of our common stock or declare or make any dividend or other distribution of our assets (or rights to acquire our assets) to holders of shares of common stock, by way of return of capital or otherwise, then, in each case, each pre-funded warrant holder will be entitled to acquire such rights or participate in such distribution, on the same terms as the holder could have acquired or participated if the holder held the number of shares of common stock acquirable upon complete exercise of the pre-funded warrant without regard to any exercise limitations, subject to certain exceptions to the extent participation would result in the holder exceeding its beneficial ownership limitation under the pre-funded warrant.

Transferability

Subject to applicable laws, the pre-funded warrants may be offered for transferred or assigned without our consent, in accordance with the terms of the pre-funded warrants.

Exchange Listing

We do not intend to list the pre-funded warrants on Nasdaq, any other national securities exchange or any other nationally recognized trading system.

Fundamental Transactions

Upon the consummation of a fundamental transaction (as described in the pre-funded warrants, and generally including any reclassification or compulsory share exchange of our common stock, the sale of all or substantially all of our properties or assets, our consolidation or merger with or into another person, or that results in the acquisition of more than 50% of our outstanding common stock, or a business combination, including a reorganization or recapitalization, whereby the counterparty acquires more than 50% of the voting power of our outstanding common stock), a holder of the pre-funded warrants will be entitled to receive, upon exercise of the pre-funded warrants, the kind and amount of securities, cash or other property that such holder would have received had they exercised the pre-funded warrants immediately prior to such fundamental transaction, without regard to any limitations on exercise contained in the pre-funded warrants.

No Rights as a Stockholder

Except by virtue of such holder’s ownership of shares of our common stock, the holder of a pre-funded warrant does not have the rights or privileges of a holder of shares of our common stock, including any voting rights, until such holder exercises the pre-funded warrant.

Description of Warrants

The following is a summary of the material attributes and characteristics of the warrants. The form of warrant will be provided to the warrant purchasers in this Offering and will be filed as an exhibit to a Current Report on Form 8-K with the SEC, in connection with this Offering. The following summary is subject in all respects to the provisions contained in the warrants.

Duration and Exercise Price

Each warrant being offered has an initial exercise price per share equal to $ . The warrants are immediately exercisable and will expire five years from the date of issuance. The exercise price and number of shares of common stock issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our common stock and the exercise price.

Exercisability

The warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of our common stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). No fractional shares of common stock will be issued in connection with the exercise of a warrant. In lieu of fractional shares, we will either pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price or round up to the next whole share.

A holder of a warrant will not be entitled to exercise any portion of such warrant that, upon giving effect to such exercise, (i) to the extent the holder immediately prior to the date of issuance of the warrants beneficially owns an amount less than 10.00% of the number of shares of our common stock outstanding at such time, would cause the aggregate number of shares of our common stock beneficially owned by such holder (together with its affiliates and any other persons whose beneficial ownership of common stock would be aggregated with the holder for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act)) to exceed 4.99% (or 9.99% at the election of the holder) of the total number of then issued and outstanding shares of common stock or (ii) to the extent the holder immediately prior to the date of issuance of the warrants beneficially owns an amount equal to or greater than 10.00% of the number of shares of our common stock outstanding at such time, would cause the aggregate number of shares of our common stock beneficially owned by such holder (together with its affiliates and any other persons whose beneficial ownership of common stock would be aggregated with the holder for purposes of Section 13(d) of the Exchange Act) to exceed 19.99% of the total number of then issued and outstanding shares of common stock, as such percentage ownership, in each case of (i) and (ii), is determined in accordance with the terms of the warrant and subject to such holder’s rights under the warrant to increase or decrease the applicable percentage to any other percentage upon at least 61 days’ prior notice from such holder to us.

Cashless Exercise

If, at the time a holder exercises its warrants, a registration statement registering the issuance of the shares of common stock underlying the warrants under the Securities Act is not then effective or available, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of shares of common stock determined according to a formula set forth in the warrants.

Fundamental Transaction

In the event of a fundamental transaction, as described in the warrants and generally including any reorganization, recapitalization or reclassification of our common stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of 50% or more of our outstanding common stock, or any person or group becoming the beneficial owner of 50% or more of the voting power represented by our outstanding common stock, the holders of the warrants will be entitled to receive, upon exercise of the warrants, the kind and amount of securities, cash or other property that such holders would have received had they exercised the warrants immediately prior to such fundamental transaction, without regard to any limitations on exercise contained in the warrants. In the event of a fundamental transaction, the holders of the warrants shall be entitled to receive from the company or any successor entity, as of the date of consummation of the fundamental transaction, the same type or form of consideration (and in the same proportion), at the Black Scholes Value of the unexercised portion of the warrants, that is being offered and paid to the holders of common stock of the company in connection with the fundamental transaction, whether that consideration be in the form of cash, stock, or any combination thereof, or whether the holders of common stock are given the choice to receive from among alternative forms of consideration in connection with the fundamental transaction, as described in the warrants.

Transferability

Subject to applicable laws, a warrant may be transferred at the option of the holder upon surrender of the warrant to us together with the appropriate instruments of transfer and payment of funds sufficient to pay any transfer taxes (if applicable).

Exchange Listing

There is no trading market available for the warrants on any securities exchange or nationally recognized trading system. We do not intend to list the warrants on Nasdaq or any securities exchange or nationally recognized trading system.

Right as a Shareholder

Except as otherwise provided in the warrants or by virtue of such holder’s ownership of shares of our common stock, the holders of the warrants do not have the rights or privileges of holders of our common stock, including any voting rights, until they exercise their warrants.

Warrant Agent

We will initially serve as the warrant agent under the warrants.

Material U.S. Federal Income Tax Consequences

The following discussion is a summary of the material U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders (each, as defined below, and together, “Holders”) of the purchase, ownership, and disposition of our common stock and the pre-funded warrants issued pursuant to this Offering and accompanying warrants, which we refer to collectively as our securities, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership, and disposition of our securities.

This discussion is limited to Holders that hold our securities as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to Holders subject to special rules, including, without limitation:
•U.S. expatriates and former citizens or long-term residents of the United States;
•persons holding our securities as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
•banks, insurance companies, and other financial institutions;
•brokers, dealers, or traders in securities;
•“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
•partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);
•tax-exempt organizations or governmental organizations;
•persons deemed to sell our securities under the constructive sale provisions of the Code;
•persons who hold or receive our securities pursuant to the exercise of any employee stock option or otherwise as compensation;
•tax-qualified retirement plans; and
•“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If a partnership or an entity treated as a partnership for U.S. federal income tax purposes holds our securities, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships holding our securities and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR SECURITIES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of U.S. Holder and Non-U.S. Holder

For purposes of this discussion, a "U.S. Holder" is any beneficial owner of our securities that, for U.S. federal income tax purposes, is or is treated as any of the following:

•an individual who is a citizen or resident of the United States;
•a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;
•an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our securities that is neither a U.S. Holder nor an entity treated as a partnership for U.S. federal income tax purposes.

Tax Treatment of Pre-Funded Warrants

Although not entirely free from doubt, we intend to take the position that a pre-funded warrant should be treated as a share of our common stock for U.S. federal income tax purposes and therefore a holder of a pre-funded warrant should generally be taxed in the same manner as a holder of such common stock, as described below. Accordingly, no gain or loss should be recognized (other than with respect to cash paid in lieu of a fractional share) upon the exercise of a pre-funded warrant and, upon exercise, the holding period of a pre-funded warrant should carry over to the common stock received. Similarly, the tax basis of the pre-funded warrant should carry over to the common stock received upon exercise, increased by the exercise price per share of common stock.

However, our characterization is not binding on the IRS, and the IRS may treat a pre-funded warrant as a warrant to acquire our common stock. In that case, the amount and character of any gain or loss with respect to an investment in our pre-funded warrants could be materially different than the discussion set forth below. Accordingly, each prospective investor in our pre-funded warrants should consult such investor’s tax advisor regarding the risks associated with the purchase, ownership, and disposition of pre-funded warrants pursuant to this Offering (including potential alternative characterizations). The remainder of this discussion generally assumes that a pre-funded warrant is treated as a share of our common stock for U.S. federal income tax purposes.

Allocation of Purchase Price

We are offering units consisting of (i) either a share of common stock or a pre-funded warrant and (ii) an accompanying warrant in this Offering. For U.S. federal income tax purposes, each pre-funded warrant may be treated as exercised as of the date of issuance (as discussed above under “—Tax Treatment of Pre-Funded Warrants”), and the following discussion of the allocation of purchase price assumes that such treatment would apply. For the remainder of this discussion, each reference to “common stock” will also include any pre-funded warrant.

Each share of common stock and accompanying warrant is expected to be treated for U.S. federal income tax purposes as an investment unit consisting of one share of our common stock and a warrant to purchase one share of our common stock. For U.S. federal income tax purposes, each holder must allocate the purchase price paid by such holder for a share of our common stock and accompanying warrant based on the relative fair market value of each at the time of issuance. Under U.S. federal income tax law, each investor must make its own determination of such value based on all the relevant facts and circumstances. Therefore, we strongly urge each investor to consult with its tax advisor regarding the determination of value for these purposes. The price allocated to each share of our common stock and each warrant should be the stockholder’s initial tax basis in such share or warrant, as the case may be.

A holder’s purchase price allocation is not binding on the IRS or the courts. Each prospective investor is urged to consult with its tax advisors regarding the U.S. federal, state, local and non-U.S. tax consequences of an investment in our securities.

U.S. Holders

Distributions with Respect to Our Common Stock

We do not anticipate declaring or paying cash dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital to the extent of a U.S. Holder’s adjusted tax basis in our common stock that will be applied against and reduce (but not below zero) such tax basis. Any remaining excess will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described under “U.S. Holders—Sale or Other Taxable Disposition of Our Securities” below.

Dividends we pay to a U.S. Holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions, and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. Holder will generally constitute “qualified dividends” that will be subject to U.S. federal income tax at preferential long-term capital gains rates. U.S. Holders should consult with their tax advisors regarding the availability of the dividends received deduction or the lower preferential rate for qualified dividend income, as the case may be, for any dividends paid with respect to our common stock.

In the event we make distributions of cash or property on our common stock and Holders of the warrants and/or pre-funded warrants receive corresponding distributions, while not clear, a U.S. Holder of the warrants and/or pre-funded warrants may be subject to the same tax consequences in respect of such distributions as described in the preceding two paragraphs.

Sale or Other Taxable Disposition of Our Securities

Subject to the discussions below regarding the exercise of warrants, a U.S. Holder will recognize gain or loss on the sale (including in an open market transaction), taxable exchange or other taxable disposition of our common stock, pre-funded warrants or warrants. Any such gain or loss will be capital gain or loss, and will generally be long-term capital gain or loss if the U.S. Holder’s holding period for our common stock, pre-funded warrants or warrants so disposed of (as applicable) exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders will generally be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

The amount of gain or loss recognized will generally be equal to the difference between (1) the sum of the amount of cash and the fair market value of any property received in such disposition and (2) the U.S. Holder’s adjusted tax basis in its common stock, pre-funded warrants or warrants so disposed of. A U.S. Holder’s adjusted tax basis in its common stock, pre-funded warrants or warrants will generally equal the U.S. Holder’s acquisition cost (that is, as discussed above, the portion of the purchase price allocated to a share of our common stock, one pre-funded warrant or one warrant or, as discussed below, the U.S. Holder’s initial basis for our common stock received upon exercise of a warrant or pre-funded warrant) less, any prior distributions treated as a return of capital, and in the case of warrants, or pre-funded warrants, increased by any constructive distributions treated as dividends.

Exercise of Our Warrant

Except as discussed below with respect to a cashless exercise of a warrant, a U.S. Holder will not recognize gain or loss upon the exercise of a warrant. The U.S. Holder’s tax basis in the share of our common stock received upon exercise of the warrant will be an amount equal to the sum of the U.S. Holder’s adjusted tax basis in the warrant (i.e., generally the portion of the U.S. Holder’s purchase price that is allocated to the warrant, as described above, under “—Allocation of Purchase Price”) and the exercise price of such warrant. In the case of an exercise of a warrant for cash, it is unclear whether a U.S. Holder’s holding period for the common stock received will commence on the date of exercise of the warrant or the day following the date of exercise of the warrant.

The tax consequences of a cashless exercise of a warrant are not clear under current tax law. A cashless exercise may be nontaxable, either because the exercise is not a realization event or, if it is treated as a realization event, because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. Holder’s initial tax basis in the common stock received would generally equal the holder’s adjusted tax basis in the warrant. If the cashless exercise were treated as not being a realization event, it is unclear whether a U.S. Holder’s holding period for the common stock received would commence on the date of exercise of the warrant or the day following the date of exercise of the warrant; however, in either case, the holding period would not include the period during which the U.S. Holder held the warrant. If, however, the cashless exercise were treated as a recapitalization, the holding period of our common stock received would include the holding period of the warrant.

It is also possible that a cashless exercise could be treated in whole or in part as a taxable exchange in which gain or loss would be recognized. For example, a portion of the warrants to be exercised on a cashless basis could, for U.S. federal income tax purposes, be deemed to have been surrendered in payment of the exercise price of the remaining portion of such warrants, which would be deemed to be exercised. In such event, a U.S. Holder could be deemed to have surrendered a number of warrants having an aggregate fair market value equal to the exercise price for the total number of warrants deemed exercised. The U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the warrants deemed surrendered and the U.S. Holder’s tax basis in such warrants. Such gain or loss would be long-term or short-term depending on the U.S. Holder’s holding period in the warrants deemed surrendered. In this case, a U.S. Holder’s tax basis in the common stock received would equal the sum of the U.S. Holder’s adjusted tax basis in the warrants deemed exercised (i.e., generally the portion of the U.S. Holder’s purchase price that is allocated to such warrants, as described above, under “—Allocation of Purchase Price”) and the exercise price of such warrants. It is unclear whether a U.S. Holder’s holding period for the common stock would commence on the date of exercise of the warrant or the day following the date of exercise of the warrant; in either case, the holding period would not include the period during which the U.S. Holder held the warrant.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, including when a U.S. Holder’s holding period would commence with respect to the common stock received, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders are urged to consult with their tax advisors regarding the tax consequences of a cashless exercise.

Expiration of Our Warrant

If a warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s adjusted tax basis in the warrant (i.e., generally the portion of the U.S. Holder’s purchase price that is allocated to such warrant, as described above, under “—Allocation of Purchase Price”). Such loss will generally be treated as long-term capital loss if the warrant is held by the U.S. Holder for more than one year at the time of such disposition or expiration. The deductibility of capital losses is subject to certain limitations.
Possible Constructive Distribution with Respect to Our Warrants and Pre-Funded Warrants

The terms of each warrant and pre-funded warrant provide for an adjustment to the number of shares of our common stock for which the warrant or pre-funded warrant may be exercised or to the exercise price of the warrant or pre-funded warrant in certain events, as discussed in this free writing prospectus under the sections entitled “Description of Pre-Funded Warrants” and “Description of Warrants.” An adjustment which has the effect of preventing dilution is generally not a taxable event. Nevertheless, a U.S. Holder of warrants or pre-funded warrants may be treated as receiving a constructive distribution from us if, for example, the adjustment increases the holder’s proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of shares of our common stock that would be obtained upon exercise or through a decrease in the exercise price of the warrants or pre-funded warrants), including as a result of a distribution of cash or other property, such as other securities, to the holders of our common stock, or as a result of the issuance of a stock dividend to holders of our common stock, in each case which is taxable to such holders as a distribution. In addition, the failure to provide for an adjustment (or to adequately adjust) to prevent dilution may also result in a constructive distribution. Any constructive distribution received by a U.S. Holder would be subject to tax in the same manner as if such U.S. Holder received a cash distribution (as described above under “U.S. Holders—Distribution with Respect to Our Common Stock”) from us equal to the fair market value of such increased proportionate interest. Generally, a U.S. Holder’s adjusted tax basis in its warrant or pre-funded warrant would be increased to the extent any such constructive distribution is treated as a dividend. For certain informational reporting purposes, we are required to determine the date and amount of any such constructive distributions and publicly report such information or report such information to the IRS and holders of warrants and/or pre-funded warrants not exempt from information reporting. Proposed Treasury Regulations, which we may rely on prior to the issuance of final regulations, specify how the date and amount of constructive distributions, and withholding obligations with respect thereto, are determined. U.S. Holders should consult their tax advisors regarding the treatment or any adjustments or the non-occurrence of an adjustment to warrants or pre-funded warrants.

Information Reporting and Backup Withholding

Dividend payments or other distributions with respect to our securities paid, and constructive distributions with respect to a warrant or pre-funded warrant deemed paid, in each case to a U.S. Holder and proceeds from the sale, exchange or other taxable disposition of our common stock and warrants or pre-funded warrants by a U.S. Holder generally are subject to information reporting to the IRS and possible U.S. backup withholding, unless the U.S. Holder is an exempt recipient and certifies to such exempt status. Backup withholding may apply to such payments if a U.S. Holder fails to furnish a correct taxpayer identification number, a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn). Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and such holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

Non-U.S. Holders

Distributions with Respect to Our Common Stock

We do not anticipate declaring or paying cash dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “Non-U.S. Holders—Sale or Other Taxable Disposition of Securities.” In the event we make distributions of cash or property on our common stock and Holders of the warrants or pre-funded warrants receive corresponding distributions, while not clear, a Non-U.S. Holder of the warrants or pre-funded warrants may be subject to the same treatment in respect of such distributions.

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption from withholding, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Exercise or Expiration of Our Warrant

The characterization for U.S. federal income tax purposes of the exercise of warrants held by a Non-U.S. Holder generally will correspond to the characterization described under “U.S. Holders—Exercise of Our Warrant.” To the extent a cashless exercise results in a taxable exchange, the tax consequences to the Non-U.S. Holder generally would be similar to those described below in “Non-U.S. Holders—Sale or Other Taxable Disposition of Our Securities.”

If a Non-U.S. Holder allows a warrant to expire unexercised, such non-U.S. Holder will recognize a capital loss in an amount equal to such holder's tax basis in the warrant. See “U.S. Holders—Expiration of Our Warrant” above.

Sale or Other Taxable Disposition of Our Securities

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our securities unless:

•the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);
•the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or
•our securities constitute a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our securities, which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our securities by a Non-U.S.

Holder will not be subject to U.S. federal income tax if our securities are “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market and such Non-U.S. Holder owned, actually and constructively, 5% or less of our securities throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Possible Constructive Distributions with Respect to Our Warrants and Pre-Funded Warrants

The terms of each warrant and pre-funded warrant provide for an adjustment to the number of shares of our common stock for which the warrant or pre-funded warrant may be exercised or to the exercise price of the warrant or pre-funded warrant in certain events, as discussed in the sections of this free writing prospectus captioned “Description of Pre-Funded Warrants” and “Description of Warrants.” An adjustment which has the effect of preventing dilution is generally not a taxable event. Nevertheless, a Non-U.S. Holder of warrants or pre-funded warrant may be treated as receiving a constructive distribution from us if, for example, the adjustment increases the holder’s proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of shares of our common stock that would be obtained upon exercise or through a decrease in the exercise price of the warrants or pre-funded warrant), including as a result of a distribution of cash or other property, such as other securities, to the holders of our common stock, or as a result of the issuance of a stock dividend to holders of our common stock, in each case which is taxable to such holders of such shares as a distribution. In addition, the failure to provide for an adjustment (or to adequately adjust) to prevent dilution may also result in a constructive distribution. Any constructive distribution received by a Non-U.S. Holder would be subject to U.S. federal income tax (including any applicable withholding) in the same manner as if such Non-U.S. Holder received a cash distribution (as described above under “Non-U.S. Holders—Distribution with Respect to Our Common Stock”) from us equal to the fair market value of such increased proportionate interest. It is possible that any withholding tax on such a constructive distribution might be satisfied by us or the applicable withholding agent from other distributions to the Non-U.S. Holder, or from proceeds subsequently paid or credited to such holder. Generally, a Non-U.S. Holder’s adjusted tax basis in its warrant or pre-funded warrant would be increased to the extent any such constructive distribution is treated as a dividend. For certain informational reporting purposes, we are required to determine the date and amount of any such constructive distributions and publicly report such information or report such information to the IRS and holders of warrants or pre-funded warrants not exempt from information reporting. Proposed Treasury Regulations, which we may rely on prior to the issuance of final regulations, specify how the date and amount of constructive distributions, and withholding obligations with respect thereto, are determined. Non-U.S. Holders should consult their tax advisors regarding the tax treatment of any adjustments to the non-occurrence of an adjustment to warrants or pre-funded warrants.

Information Reporting and Backup Withholding

Payments of dividends or other distributions on our securities (including any constructive distributions with respect to warrants or pre-funded warrants described in “Non-U.S. Holders—Possible Constructive Distributions With Respect to Our Warrants and Pre-Funded Warrants” above) will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions (including constructive distributions) on our securities paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our securities within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person or the holder otherwise establishes an exemption. Proceeds of a disposition of our securities conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”)) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends (including constructive dividends) on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our securities paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends (including constructive dividends) on our securities. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our securities.

General
Additional conforming changes are hereby made to the Prospectus to reflect the changes described in this free writing prospectus. All terms of the Prospectus applicable to our common stock will be applicable to the shares underlying the pre-funded warrants and warrants upon issuance.

We have filed a registration statement, including the Prospectus, with the SEC for the Offering to which this communication relates. Before you invest, you should read the Prospectus and other documents we have filed with the SEC for more complete information about the Company and the Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.